Form 10KSB, Exhibit 13
period 1996-03-31
APA OPTICS INC /MN/
filed 1996-07-01
CIK 796505

"A SPECTRUM OF
OPPORTUNITY..."



APA OPTICS, INC.

1996 Annual Report

An innovative, research-oriented company, APA Optics, Inc. is involved primarily in the areas of optoelectronics and precision optical systems for lasers and other applications.

     From its founding in 1979, the company has concentrated on leading edge research in a range of sophisticated optoelectronic and optical system areas. A primary goal has been to identify and develop high technology innovations emerging from its research activities that have substantial commercial potential and produce them for original equipment manufacturing markets. APA Optics, Inc. expects to begin fabricating Wavelength
Divisional Multiplexer optical modulator components later this year, with complete systems produced subsequently.

     APA Optics, Inc. has its headquarters in Blaine, Minnesota, a suburb of Minneapolis, and will soon begin constructing an optoelectronics manufacturing center in Aberdeen,
 South Dakota.

CONTENTS
Letter from the President............1
Fiscal 1996 Review..............................2
Optics Success..................................3
Marketing and Production Strategy...4
Role of Aberdeen................................5
The Fiber Optics Market.......................6
AlGaN Research.................................8
Financial Results.................................9
Directors/StockTransfer...................17












1
LETTER TO SHAREHOLDERS:
I am pleased to report that your Company has experienced a rewarding and auspicious year, one which has seen APA Optics set on a firm course for future success.

Dramatic progress was made in restoring the Company to profitability while APA Optics worked actively to advance its product development programs.
With the assistance of a favorable financing program, APA Optics will soon be engaged in the design and construction of a facility in Aberdeen, S.D., which will become the Company's optoelectronics manufacturing center.

The development agreement concluded with the State of South Dakota and the Aberdeen Development Corporation will provide important assistance in establishing this key product fabrication facility. The Aberdeen facility project totals $7.6 million, with APA Optics contributing $2 million. The Company expects to complete and occupy the building by early 1997.

The Aberdeen facility will produce Wavelength Division Multiplexed (WDM) optical modulator components and, ultimately, completely integrated units. To take advantage of current market opportunities, the Company has decided to manufacture and introduce its components first and then produce the integrated units following successful testing of commercial units. WDM optical modulator products were selected for APA's entry into product fabrication because of the vast marketing potential presented by the fast growing fiber optic communications industry.

In reviewing financial performance, APA Optics made substantial progress in becoming profitable in fiscal 1996, posting profits in two quarters. For fiscal 1996, however, the
Company had a loss of $92,474, a reduction of 81 percent from the loss of $468,681 experienced in fiscal 1995.

Overall revenues increased by 23 percent in fiscal 1996, totaling $2,485,833, as compared to $2,028,485 in the 1995 fiscal year.

The Company ended the fiscal year 1996 with a substantial contract backlog and a cash balance of $2,256,309. This large cash balance is mainly due to the proceeds from a private placement of common stock which netted the Company $1,805,061. The Company also retired $95,000 of long term debt.

Total shareholders' equity at year end, March 31, 1996, was $4,107,228, as compared to $2,385,037 at the end of the 1995 fiscal year. The Company's strengthened balance sheet will better position the Company to capitalize on future opportunities.

The 1997 fiscal year promises to be a dynamic and fruitful year for APA Optics. As our theme for this report suggests, the Company is faced with an entire spectrum of opportunity. The final development agreement with South Dakota and Aberdeen has been completed and we are proceeding briskly to make APAOptics' new manufacturing center a reality.

We are bolstering our staff capabilities in the product fabrication area and, at the same time, expanding our product marketing programs. APA will be fully prepared to seize our new opportunities for the benefit of the Company and its shareholders.

I appreciate your support and understanding as we position the Company for an era of new prosperity and product progress.

Sincerely,
Anil K. Jain
Juune 26, 1996

2
PRODUCT FOCUS AND IMPROVED FINANCIALS ARE 1996 HALLMARKS
     The development agreement provides APA Optics, Inc. with financial assistance in excess of $5.5 million. The Company will invest an additional $2 million in the project.

     The WDM optical modulator is the primary focus of the Company's product development activities, given its enormoMoving strategically to position itself for improved profitability and the accomplishment of its long term goals, APA Optics, Inc. took several key steps in the 1996 fiscal year. The Company's plans to begin product manufacturing and marketing were advanced with the focus on commercial development of the Wavelength Division Multiplexed (WDM) optical modulator.

     An important element of this move toward product development and marketing was the decision to build an optoelectronics manufacturing center. Early in the 1996 fiscal year, a preliminary agreement was announced for construction of such a fabrication facility in Aberdeen, South Dakota. A letter of understanding was signed with the State of South Dakota and the Aberdeen Development Corporation to build the facility and a final agreement was recently concluded. Construction is expected to begin shortly.

     Tus commercial potential. The innovative device, now in the final stages of product development, offers the opportunity to dramatically multiply the capacity of fiber optics, since several communications channels are created within a single fiber using only one laser. APA anticipates that the technology will be introduced initially as WDM modulator components, followed by the complete optical modulator.

Financial progress...

     APA Optics, Inc. completed the 1996 fiscal year with greatly improved financial results. Overall, the Company reported a loss of $.01 a share in fiscal 1996, as compared to a loss of $.06 a share in fiscal 1995. APA was able to report small profits in two of the four quarters of fiscal 1996. Management expects its Blaine operations to be profitable in fiscal 1997. However, the Company expects to incur significant costs in establishing its Aberdeen facility. The Company expects to post an overall profit in fiscal 1998.

Business outlook...

     While the Company's major emphasis is firmly on the move toward manufacturing and marketing products that have emerged from research and development programs, the Company will continue to benefit from its research activities. Research activities represent an important revenue source for the Company.

"The WDM optical modulator is the primary focus of the Company's product development activities at this time, given its enormous commercial potential"

R&D AGENDA

APA Optics will continue aggressive and targeted research efforts in the coming year, a reflection of the importance of the development of technologically advanced and marketable products for the future.

Contract research revenues exceeded $2.2 million in fiscal 1996, representing an increase of
 41 percent over those realized in fiscal 1995. APA Optics expects that its contract research work will remain strong. In addition, the Company continues to enjoy a significant contract backlog, ensuring substantial contract research revenues in the months ahead.

With its sound base in Aluminum Gallium Nitride (AlGaN) technologies, APA will continue active development of three promising devices, the Ultraviolet (UV) detector, both UV and blue lasers, and transistors.

R&D activities at APA Optics are targeted, in large measure, on the development of high quality materials that may be used in fabricating optoelectronic devices. With vertically integrated in-house research and development capabilities, including microelectronic fabrication and test and package facilities, the Company is a leader in the development of AlGaN/InGaN (Indium Gallium Nitride) materials systems.
3
Research and development activities, completely supported by Department of Defense contracts, focus on three devices:
Ultraviolet Detectors for medical imaging, flame sensing and other commercial applications.
High frequency transistors for high power amplifiers.
Blue-green LEDs for optical data storage and display applications.

The progress made so far has resulted in approximately 30 papers published in international journals and invitations to participate in large R&D consortia in each of the subject areas.

AlGaN Ultraviolet Detector Development

APA is presently fabricating and packaging ultraviolet detectors for commercial flame sensing and UV power measurement needs. While they have the same responsivity as currently used silicon detectors, APA's GaN detectors show no visible radiation response, making them highly desirable and superior to silicon based detectors.

Current work emphasizes improving fabrication procedures to increase reproducibility.
APA also is increasing the aluminum content to further increase their insensitivity to visible radiation. Research also has begun to make imaging arrays, as opposed to individual devices.

Several R&D detector samples have been supplied to commercial users and government laboratories for full evaluation of system needs. These fully packaged devices are the first commercial
GaN based devices available in the U.S.

GaN Transistor Development
GaN transistor development activities at APA, funded by the U.S. Navy and the Strategic Defense Initiative Office, are aimed at developing needed fabrication technologies for transistors capable of operating at frequencies as high as 40GHz and temperatures up to
500o C. This should significantly reduce the size and weight of amplifiers used in device applications, such as radars, mobile phones and satellites.

Significant technical progress in fiscal 1996 resulted in working devices and the emphasis is now on packaging and reliability testing. APA devices have demonstrated power amplification far beyond that of competitive technologies.

Blue-Green Light Emitters
The Company's activities are focused on developing high power blue-green LEDs and lasers. Worldwide, several research groups are currently working in this area. APA's work has resulted in bright blue-green LEDs that are desirable for display applications, devices which, with further development, could be translated into commercial products. The green LED market is estimated at 10 million devices per month, as new uses such as traffic lights are addressed.

U.S. Air Force supported activity at APA is aimed at developing blue-purple lasers. Able to increase data storage on an optical disk by a factor of four, or more, these lasers can also replace the argon-ion lasers presently used extensively in lab applications.

The optoelectronics group is also engaged in developing GaN-
AlGaN based integrated
optics modulators that potentially could be long term replacements for GaAs or LiNbO3
(Lithium Niobate) based devices. The GaN devices have the advantage of being operational from visible to IR wavelengths, without requiring a change of materials. APA also is continuing its research efforts in materials improvement, process development and the exploration of new substrate materials.
4
OUTSTANDING OPTICS
The precision optical systems group at APA Optics had a most successful and productive year, establishing a firm basis for the future.

The optics development and manufacturing group provides companies with custom precision optics design and fabrication services. The optics group also works to advance APA's own internal research and development programs and product development efforts.

Major achievements in optics during the 1996 fiscal year enhanced the group's future design and fabrication prospects and contributed significantly to APA's product marketing emphasis.


A Challenging Assignment

The optics group successfully designed and fabricated a challenging custom optical system for a new customer on a quick turnaround basis with excellent results. Specifically, the project called for a complex lens system which could be incorporated in a projection system that would display computer screen images on a screen for flight simulators.

While other companies had projected that several months would be required to complete the project, APA was able to accomplish it in less than a month.

The successful completion of this project led to APA receiving another project assignment from this customer, which also produced excellent results. APA
Optics expects to receive additional project assignments from this company in the future.

WDM Contributions

In support of the company's R & D activities, the optics group developed two compact zoom lenses and other unique optical assemblies for the WDM optical modulator project. The Company plans to use these optical assemblies in the WDM optical modulator's tunable receiver system.

The zoom lenses also have the potential of becoming independent products. Specifically, the Company has developed two compact zoom lenses for laser applications, one for visible lasers and the other for lasers in the near infrared spectral band.

     While zoom lenses are used routinely for several applications, including both video and still cameras, these newly developed lenses will find utilization in laser and fiber optic communication applications. 5
MOVING AHEAD ON PRODUCT MARKETING STRATEGY AND MANUFACTURING
CENTER
APA Optics is moving rapidly in implementing its product development, fabrication and marketing plans to capitalize on growing demand in the exploding fiber communications market. These markets, discussed in detail on pages 6 and 7, are expected to provide immediate demand for APA's innovative WDM optical modulator technology.

WDM Technology

The Company's patented WDM modulator system offers several advantages over competing WDM technologies. Essentially, optical fibers have the capability of handling data rates of up to 25 million millions, or 25 Terra Hertzs, per second, but they are not fully utilized because of the limitations of existing transmitter and receiver devices. One of the most promising technologies to increase the capabilities of these devices is the use of different portions of the light spectrum to carry data, creating multi-channel capacity.

The three core aspects of such multi-channel utilization involve: light sources of different colors; devices to modulate the data on different light waves and feed it into the fiber; and, finally, a device to receive the signals and sort out the data from the different color waves.

Other companies are pursuing WDM technology, but most utilize several very expensive lasers, one for each color, called Distributed Feed-Back (DFB) lasers. APA's patented approach, on the other hand, uses a single, low cost, laser diode to provide color waves for WDM transmission. Both approaches are expected to be utilized extensively in fiber communications markets.
Using a low cost laser diode, APA has demonstrated the feasibility of its single laser WDM technology in the laboratory. The Company has developed a multi-channel modulator and multi-channel receiver which can be used with the laser diode to provide a four channel
WDM transmitter and receiver. The integrated laser/modulator/optics/mechanical assembly system was developed for the laboratory demonstration.

Marketing Strategy

     In assessing its WDM production and marketing options, APA looked at pursuing the entire device and/or its various modular components. While the integrated device would have the advantage of being unique, it would have to compete directly with all of the DFB-based devices at the outset. Further, this course would require significantly more effort, time and financial resources to take the successful laboratory demonstration to the status of a market-ready WDM optical modulator. On the other hand, the modulator components could be configured so that they would work with either DFB lasers or low cost laser diodes. As a result, the Company has decided to introduce its multi-channel receiver at the earliest possible time, followed by the multi-channel high speed modulator. The integrated WDM optical modulator would be the final stage of this marketing strategy.

     This marketing course provides early entry into the WDM
market, permits the
Company to work in the larger market common to all approaches and significantly lowers the costs of product development and introduction. Initially, APA Optics would be working with the manufacturers and distributors of DFB-based lasers, rather than competing with them.
6
This strategy also offers benefits in product fabrication, in that optical and electronic components may either be manufactured by APA or purchased from others and then assembled and tested at the new Aberdeen facility. Overall, the phased approach also promises an earlier flow of significant revenues from APA's WDM technology

ABERDEEN'S VITAL ROLE

APA Optics new optoelectronic manufacturing facility is slated to come on line at precisely the right time. Having recently closed on the $5.5 million financial assistance package from the Aberdeen Development Corporation and the State of South Dakota, APA is moving ahead on construction. Design work is underway on the 24,000-square foot facility and construction and equipment procurement will be accomplished this summer. The advanced manufacturing center will be completed in early 1997.

Initially, the facility will be able to manufacture and package optoelectronic devices, such as the 4-channel receiver. Testing and packaging of GaAs modulator devices also will be possible at the Aberdeen center. In the later part of 1997 and early 1998, additional equipment in excess of $1.5 million will be purchased and installed. This will allow for the processing of GaAs modulators, assembly and inspection of the GaAs modulators and the integrated WDM optical modulator.

Aberdeen Financing Sources
Uses of Funds On APA Optics Aberdeen Facility

THE ENORMOUS POTENTIAL OF THE  FIBER  COMMUNICATIONS  MARKET

The capacity demands for both data and voice transmission over fiber optic communications networks are expanding dramatically, with more and more computer and technological applications being added on an almost daily basis. The combination of demand factors places enormous burdens on communications organizations to gear up to meet the service demands of the 21st Century.

     The inventor of Ethernet and founder of 3Com Corporation, Robert M. Metcalfe, writes in InfoWorld that wavelength division multiplexing (WDM) will help meet the burgeoning demands of interactive media on the information superhighway. "Meeting such demands would require U.S. telcos to increase the capacity of their optical-fiber infrastructure-- now a boggling 250,000 route miles costing $250 billion--by as much as 1,000 times before 2001," he asserts.

     "In today's exploding telecommunications market, our customers are demanding more and more capacity from our network," says Fred Briggs, the chief engineering officer of MCI Communications Corp. MCI's current backbone network operates at 2.5 gigabits per second, or 2.5 billion bits of capacity over a single strand of fiber optic glass. The company is now moving toward introduction of Four-Wavelength WDM, which would quadruple its network capacity without the cost of adding additional fiber optic lines.

     The potential demand for increased data and voice transmission capability is almost beyond measurement, largely because of new products and applications that are surfacing on almost a daily basis. Some relate to the growth of home offices, which rely almost entirely on fiber optic lines to tie them with their base company, or entrepreneurs who must be linked with clients and suppliers.
7
     While much of the increased capacity demand is PC driven, another development suggests even wider needs. Oracle Corporation plans to introduce the network computer (NC) late this year, an appliance-like device that consumers may use to tap into the Internet, the World Wide Web, low cost wide area networks and local area networks (LANS) inside of nest organizations. Far simpler than the typical PC, the
NC doesn't require a separate monitor and can be hooked up to a television set. It is expected to be marketed at less than $500 per device, making NC's accessible by a large segment of the American public. Currently, somewhat less than 30 percent of U.S.
households are estimated to have PC's, but the lower cost of the NC is envisioned as pressing penetration to 90 percent or more, since the required investment is in the range of a TV set.

     Assessing market potential on the basis of the most developed markets can be misleading. While the growth anticipated in the U.S. and other developed economies is most impressive, it is dwarfed by the staggering demands expected to be posed worldwide by technological progress in less developed countries. Fiber optics systems will be called upon to meet challenges that were hardly imagined at the time networking was being introduced.

     APA Optics, Inc., in examining the market potential for its WDM optical modulator, performed market estimates based upon applications in cable television (CATV), LANs, data communications, telecommunications and joint activities.

     In the cable television area, experts estimate that technologies or devices that could reduce the number of fiber strands in the fiber cable from the currently envisioned 100 strands to 10 strands will significantly lower both initial and operational costs of fiber optic installations.

     Depending on the existing standards for down stream communications, each major fiber optic network may need 200,000 WDM optical modulators, based on one device for every 500 homes and 100,000,000 cable users, overall.
Aggressive system architecture designs, which would make possible upstream fiber optic communication between 72-home end nodes and intermediate nodes, could increase demand for WDM optical modulators to 15,000,000.

     Local area and metropolitan area networks will provide significant markets for WDM optical modulators. With similar gigabit technology employed in both LAN and MAN, building-sized and campus-sized networks, respectively, WDM is viewed as playing a major role in upgrading existing systems and enabling the use of new system architectures. APA
Optics estimates that potential LANs/MANs demand will be in the area of several billion dollars annually, worldwide.

     As we see computing systems become increasingly powerful and versatile, the data communications networks, which facilitate the exchange of data between these systems, must also evolve to support new applications. When data networks were originally developed, applications such as e-mail were not even foreseen. Now, the focus is on inter networking, utilizing a set of protocols to govern the way computers communicate over a network and rules for internetworks, allowing any computer to communicate with any other network.

     Telecommunications networks, primarily designed to transmit high quality voice sounds between telephones, are being used increasingly to transmit data, such as computer data and faxes. With a 20 percent annual growth rate for data as compared to growth of 3 percent for voice, most telephone companies see their data communications services becoming an ever more important part of their business. Telephone networks are now becoming digital, blurring the distinctions between computer and telephone networks.

     The introduction of new services to consumers in their homes and the convergence of the computer, data and telephone industries will all contribute to substantial future demand for WDM products.

8
 A RANGE OF USES

Cable Television
Home Office
Suburban Business Campus
New Housing Development
Public School Network
Government Services Network
Metropolitan Business Network
Business Campus
College Campus
Medical Campus
Mlitary Base
Voice Data Communication
Remote monitoring, testing and repair of networks








9
Management Discussion and Analysis. . . . . . . . . . . . . . .
 .Results of Operations

Operating revenues for fiscal 1996 were $2,485,833, an increase of approximately 23 percent over the operating revenues of $2,028,485 for fiscal 1995. This significant increase in revenue was due to an increase in government contract fees from $1,572,603 in fiscal 1995 to $2,205,318 in fiscal 1996. This
$632,715 increase in contract fees was due to our substantial contract backlog, excellent performance from our research team, contract work support from our optics group and the addition of new members to our research team. The Company's contract backlog was approximately $4,000,000 ($3 million in contracts and $1 million in options) at the end of fiscal 1996, about the same as at the end of fiscal 1995, despite the increased revenues. The Company also is currently negotiating several new contracts, worth approximately $2,750,000. Production revenues for fiscal year 1996 were $280,515, as compared to $455,882 for the 1995 fiscal year. The decrease in production revenues was anticipated, as the Company continues to emphasize the development of optoelectronic products, utilizing all of its available resources for future production and expansion of facilities to Aberdeen, South Dakota.

The Company is reporting a net loss of $92,474, ($.01 per share) for fiscal 1996, as compared to a loss of $468,681 ($.06 per share) for fiscal 1995. Although the 1996 loss was a substantial improvement over the 1995 loss, the Company had forecast a profit for the year. At the end of the third quarter of this year, the Company was showing a slight profit. The loss for the fourth quarter was the result of delay in funding of one government contract in the amount of approximately $157,000.
The Company has already expensed most of the costs associated with this contract.

With the strong backlog at year-end and ongoing contract negotiations, the Company anticipates profitability from its Blaine, Minnesota operations during fiscal 1997. The Company, however, plans to incur significant expenses in establishing its Aberdeen facilities for optoelectronic product development and manufacturing during the 1997 fiscal year.

Liquidity & Capital Resources:

The Company has substantial cash reserves at fiscal year end, March 31, 1996, of $2,256,309, as compared to a cash balance of $401,034 for the fiscal year ended March 31, 1995. This large increase in cash was accomplished through a private placement of the Company's stock, netting the Company approximately $1,800,000. The Company's current ratio of 10 to 1 for fiscal 1996 compares to 5 to 1 for fiscal 1995.

In June 1996, the Company concluded the funding assistance arrangements with the City of Aberdeen, South Dakota, and the State of South Dakota. Most of the funds raised through the private placement will be used in the South Dakota expansion. The Company believes it has sufficient cash for operations through fiscal 1997 and beyond.
10
Balance Sheets      March 31

     1996      1995

Assets
Current assets:
     Cash $2,256,309          $   401,034
     Accounts receivable 406,852        421,943
     Inventories:
          Raw materials  24,806         61,791
          Work-in-process and finished goods 105,993
146,414
     Costs in excess of billings on research contracts 210,658
- -
     Prepaid expenses    30,305         31,225
     Bond reserve funds  66,667         63,333
Total current assets     3,101,590      1,125,740

Property and equipment   1,157,570      1,492,282

Other assets:
     Bond reserve funds  151,278        151,278
     Bond placement costs     -         20,629
     Receivable from officer  220,695        180,730
     Other     125,216        92,438
               497,189        445,075
Total assets   $4,756,349          $3,063,097


Liabilities and shareholders' equity
Current liabilities:
     Accounts payable    $   112,857         $     97,584
     Accrued expenses    91,264         40,476
     Current maturities of long-term debt    100,000
95,000
Total current liabilities     304,121        233,060

Long-term debt 345,000        445,000

Shareholders' equity:
     Undesignated shares; 5,000,000 shares authorized, none
issued
     Common stock, $.01 par value:
          Authorized shares - 15,000,000
          Issued and outstanding shares - 7,990,007 in 1996
             and 7,376,923 in 1995 79,900         73,769
     Additional paid-in capital    6,930,826      5,122,292
     Retained earnings (deficit)   (2,903,498     )
(2,811,024     )
Total shareholders' equity    4,107,228      2,385,037
Total liabilities and shareholders' equity   $4,756,349
$3,063,097

See accompanying notes.
11
Statements of Operations      Year ended March 31

     1996      1995
Revenues:
     Net sales $   280,515         $   455,882
     Contract fees  2,205,318      1,572,603
               2,485,833      2,028,485
Costs and expenses:
     Cost of sales  479,022        559,080
     Cost of contract fees    1,559,101      1,124,485
     Research and development 30,435         227,384
     Selling, general and administrative     531,922
556,107
               2,600,480      2,467,056
Loss from operations     (114,647  )    (438,571  )
Interest income     59,601         14,059
Interest expense    (36,428   )    (43,169   )
Loss before income taxes (91,474   )    (467,681  )
Income taxes   1,000          1,000
Net loss  $    (92,474   )    $  (468,681    )

Net loss per share  $(.01     )    $(.06     )

Weighted average shares outstanding     7,734,082      7,325,970

See accompanying notes.

Statements of Shareholders' Equity

Common Stock             Retained

Paid-In         Earnings
Shares                                  Par Value Capital
(Deficit)
Balance March 31, 1994   7,274,923 $72,749   $4,855,733
$(2,342,343    )
     Stock options exercised, net  2,000     20   730       -
     Shares issued under private stock
          offering, net of issuance costs    100,000   1,000
265,829        -
     Net loss  -    --   -         (468,681  )
Balance March 31, 1995   7,376,923 73,769    5,122,292
(2,811,024     )
     Stock options exercised, net  12,084    121  6,183
- -
     Warrants exercised  1,000     10   3,290          -
     Shares issued under private stock
               offering, net of issuance costs    600,000
6,000     1,799,061      -
     Net loss  -    -    -         (92,474   )
Balance March 31, 1996   7,990,007 $79,900   $6,930,826
$(2,903,498    )

See accompanying notes.

12
Statements of Cash Flows
         Year ended March 31
     1996 1995
Operating activities
Net loss  $    (92,474   )    $(468,681 )
Adjustments to reconcile net loss to
     net cash provided by (used in) operating activities:
          Depreciation and amortization 450,584        445,736
          Loss on sale of equipment     -         857
          Changes in operating assets and liabilities:
               Accounts receivable 15,091         (9,576    )
               Inventories    77,406         55,953
               Costs in excess of billings on research contracts
(210,658  )    -
               Prepaid expenses and other assets  (99,193   )
(710 )
               Accounts payable and accrued expenses   66,061
(33,508   )
Net cash provided by (used in) operating activities    206,817
(9,929    )

Investing activities
Proceeds from sale of property and equipment -         125,000
Purchases of property and equipment     (67,873   )    (110,213
)
Other          -         (53,940   )
Net cash used in investing activities   (67,873   )    (39,153
)

Financing activities
Proceeds from sales of Common Stock     1,814,665      267,579
Repayment of long-term debt   (95,000   )    (85,000   )
Bond reserve funds  (3,334    )    (6,667    )
Net cash provided by financing activities    1,716,331
175,912

Increase in cash    1,855,275      126,830
Cash at beginning of year     401,034        274,204
Cash at end of year $2,256,309          $ 401,034


See accompanying notes.


Notes To Financial Statements
13
1.Summary of Significant Accounting Policies

Nature of Business APA Optics, Inc. (the "Company") is engaged in the business of developing, designing and fabricating optical components and optical systems for laser and other industrial applications.

Inventories Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method for raw materials, actual cost for direct labor and average cost for factory overhead in work in process.

Property and Equipment  Property and equipment are stated at cost. Depreciation of property and equipment is provided on the straight-line method over  the following estimated useful lives of the assets:
Years
          Manufacturing equipment  7 - 10
     Tools     3 -  7
     Office equipment    5 - 18
     Leasehold improvements   15 - 18

Revenue Recognition Revenue on contract fees is recorded on the percentage of completion method of accounting for long-term government contracts. A portion of the total contract price is recognized on the basis of contract costs incurred to date as compared to the expected total cost of the contract. Contract costs include direct materials, labor and manufacturing overhead. Estimated losses on uncompleted contracts are recorded in their entirety in the period in which they are determined.

Summary of Significant Accounting Policies (continued)
Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results differ from those estimates.

Income Taxes The Company accounts for income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis.

Stock-Based Compensation  In October 1995, the Financial
Accounting Standards Board issued Statement of Financial
Accounting Standards No. 123, "Accounting for Stock-Based
Compensation." The Company has not determined the impact of the new statement on its financial statements.

Net Loss Per Share The net loss per share has been determined by dividing net loss by the weighted average number of common shares outstanding during each year. Shares issuable upon exercise of stock options and warrants were not considered in the computations since their effect would be anti-dilutive.

Impairment of Long-Lived Assets The Company records losses on long-lived assets in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

2. Accounts Receivable Accounts receivable includes $56,076 billed under retainage provisions of government contracts in 1996 ($86,801 in 1995). There is no allowance for doubtful accounts.


3. Property and Equipment  Property and equipment consists of the following:
                                   March 31
     1996      1995
Manufacturing equipment  $3,116,862     $3,075,069
Tools     76,597    75,696
Office equipment    198,832   207,985
Leasehold improvements   536,447   536,447
Land 60,000    60,000
          3,988,738 3,955,197
Less accumulated depreciation 2,831,168 2,462,915
          $1,157,570     $1,492,282

4. Receivable From Officer The receivable from officer represents premiums paid by the Company on a life insurance policy owned by the Company's president.

5. Costs in Excess of Billings on Research Contracts Costs in excess of billings on research contracts represents unbilled costs on Phase I government contracts which will be billed in fiscal 1997.

6. Long-Term Debt  Long-term debt consists of the following:
          March 31
     1996      1995
     7% Minnesota Agricultural and Economic Development
           Board Bond, due in increasing serial maturities through fiscal year ending March 31, 2000, secured
          by manufacturing equipment    $445,000  $540,000  Less
current portion     100,000   95,000              $345,000
$445,000

In December 1989, the Company entered into a loan agreement with the Minnesota Agricultural and Economic Development Board to provide financing for the expansion of manufacturing facilities. At March 31, 1996 and 1995, the Company had on deposit with trustees $217,945 and $214,611 in reserve
14
Long-Term Debt (continued)
for future payments on these bonds of which $66,667 and $63,333 is held in escrow for the payment of current bond maturities. The loan agreement requires the Company to maintain certain minimum levels of net worth and to maintain certain income to outstanding debt ratios. The Company was in compliance with these covenants in fiscal 1996. The carrying value of the bonds approximate market value at March 31, 1996.

Interest paid during fiscal year 1996 and 1995 was $36,428 and $43,169, respectively.

Maturities of long-term debt through 2001 are as follows: 1997-
$100,000; 1998- $105,000; 1999- $115,000; 2000- $125,000.

7. Income Taxes     As of March 31, 1996, the Company has
operating loss carryovers for federal income tax purposes of approximately $3,262,000, which expire in fiscal years 2001 to 2010 and $43,000 in research and development credits which can be used to offset federal income taxes. Credits will expire in fiscal years 2000 to 2005.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts used for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes are as follows:





               March 31
          1996      1995

Net operating losses     $1,120,000          $1,110,000
Depreciation   (215,000  )    (181,000  )
Research and development credits   43,000         43,000
Other     52,000         20,000
Total deferred tax asset 1,000,000      992,000
Less valuation allowance (1,000,000     )    (992,000  )
Net deferred taxes  $              -         $             -

Income tax expense consists of state taxes in 1996 and 1995.

Differences between income taxes and the amounts derived by applying the statutory federal income tax rate to loss before income taxes are as follows:
           Year ended March 31
     1996 1995

Statutory rate 34   %    34   %

Federal income taxes (benefit)     $(31,000  )    $(159,000 )
State taxes, net of federal tax effect  1,000          1,000
Loss carryovers, without tax benefit    10,000         159,000
Effect of graduated tax rates 12,000         -
Other     9,000          -
     $   1,000      $     1,000

8. Shareholders Equity  The Board of Directors may by resolution establish from the undesignated shares different classes or
series of shares and may fix the relative rights and preferences of shares in any class or series.
15

9. Stock Options and Warrants In fiscal year 1992, pursuant to a sale of Common Stock, the Company issued warrants to purchase 46,000 shares of its Common Stock at $3.30 per share to the underwriter of the offering. The warrants are exercisable through July 1996. In fiscal year 1995, pursuant to a sale of Common Stock, the Company issued warrants to purchase 10,000 shares of its Common Stock at $3.30 per share to the underwriter of the offering. The warrants are exercisable through November 1999.
9. 9. Stock Options and Warrants (continued)
In fiscal year 1996, pursuant to a sale of Common Stock, the Company issued warrants to purchase 60,000 shares of its Common Stock at $3.75 per share to the underwriter and additional warrants to purchase 300,000 shares of its Common Stock at $6.75 per share to the investors in the offering. The warrants are exercisable through September 2001. As of March 31, 1996, there were 415,000 warrants outstanding.

In fiscal years 1996 and 1995, certain shareholders tendered
13,416 and 2,500 shares of Common Stock as substantial payment for 25,500 and 4,500 shares purchased upon exercise of their stock options.

Changes in stock options are as follows:
          Shares              Options Outstanding
          Available for       Total               Shares
Price               Grant          Shares         Exercisable
Per Share
Balance March 31, 1994
          271,338             83,000    68,000         $2.25  -
$5.00
Granted   (5,000    )           5,000        -         3.50
Exercised -                   (4,500)        (4,500)        2.25
Shares becoming
exercisable         -                   -         15,000

Balance March 31, 1995
          266,338             83,500         78,500         2.25
- -  5.00
Granted       (5,000)           5,000        -         4.375
Exercised -                           (25,500)         (25,500)
2.25  -  5.00  Canceled             (25,000)
(53,000)       (48,000)       2.25
Balance March 31, 1996
          236,338             10,000         5,000
$3.50  -  $4.375

10. Commitments The Company leases office and manufacturing facilities from a partnership whose two partners are major shareholders and officers of the Company. The lease agreement, classified as an operating lease, expires November 30, 1999 and provides for periodic increases of the rental rate based on increases in the consumer price index. Future minimum lease obligations under the lease as of March 31, 1996 are as follows:
     Year ending March 31:              1997 $118,000       1998
118,000        1999 118,000        2000 79,000
$433,000
Rental expense was $117,000 and $117,041 during the fiscal years ended March 31, 1996 and 1995, respectively, all of which was paid to the partnership.

11. Major Customer  Several operating agencies of the U.S.
Government account for more than 10% of the Company's net sales and contract fees. Total revenue from the agencies was
$2,205,318 in 1996 ($1,572,603 in 1995). The breakdown is as follows:
          1996 1995
     Air Force      38%       55   %
     Army           4         9
     Navy      58        36
     Total          100% 100%

12. Agreements In May 1995, the Company announced its intention to build a new production facility in Aberdeen, South Dakota to fabricate wavelength division multiplexed modulators. As part of its financing of the facility, the Company has received letters of intent from the State of South Dakota Governor's Office of Economic Development and the Aberdeen Development Corporation (the parties) to provide the Company with economic assistance.

16
12. Agreements (continued) The assistance package is as follows:

Bond financing for building construction and equipment
$1,920,000
     Low interest loans       1,250,000
     Forgivable loans         750,000
     Grants         550,000
     Equity investment        1,200,000
               $5,670,000
The equity investment is for Common Stock of the Company. The forgivable loans are contingent upon employment levels at the facility meeting preset criteria. In exchange for any loans forgiven, the Company will issue warrants to purchase Common Stock of the Company at a predetermined price. Also, in accordance with the intent letters, the Company has raised approximately $2,000,000 in equity from other sources.

The Company expects to use approximately $4,500,000 to construct the building and to purchase equipment. The remaining financing and equity funds will be used for product development, marketing and working capital.

Report of Independent Auditors
APA Optics, Inc.

We have audited the accompanying balance sheets of APA Optics, Inc. as of March 31, 1996 and 1995, and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of APA Optics, Inc. at March 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



Minneapolis, Minnesota
May 3, 1996
Ernst & Young  LLP.

17
COMMON STOCK INFORMATION AND TRADE PRICES

     FY '96         High   Low          FY'95     High    Low
1st  Qtr                           $4.88          $3.00
$4.75     $3.75
2nd Qtr        8.50  4.13     4.25   3.50
3rd  Qtr            8.00      5.25 4.25   3.50
4th  Qtr  6.00 5.00 3.75   3.00

There were 422 shareholders of record on March 31, 1996.  APA
Optics, Inc. has not paid dividends on its common stock and does not anticipate doing so in the foreseeable future.

ANNUAL MEETING The Annual Meeting of Shareholders will be held on August 21, 1996 at 3:30 PM at the Sheraton Minneapolis
Metrodome, 1330 Industrial Blvd., Minneapolis, Minn.

LISTING OF SECURITIES    The Common Stock of APA Optics, Inc. is
listed on the quotation system of The Nasdaq Small-Cap Market under the symbol APAT.

AVAILABILITY OF FORM 10-KSB   Shareholders may obtain, exclusive
of exhibits, a copy of the annual report to the Securities and Exchange Commission (Form 10-KSB) for the year ended March 31,
1996 by writing to the Company.

STOCK TRANSFER AGENT          Norwest Bank, 161 N. Concord
Exchange,
               So. St. Paul, MN  55075

CORPORATE OFFICERS
Anil K. Jain, President and Treasurer
Kenneth A. Olsen, Vice President and Secretary
M. Asif Khan, Vice President, Optoelectronics
Randal J. Becker, Principal Accounting Officer

APA Optics, Inc.
2950 N.E. 84th Lane
Blaine, Minnesota  55449
612-784-4995- phone
612-784-2038- fax
Internet address:
http:\\www.apaoptics.com

Counsel: Moss & Barnett, Minneapolis, Minnesota
Accountants: Ernst & Young, Minneapolis, Minnesota
Investor Relations: The Wallace Group, Minneapolis, Minnesota


Board of Directors (from left to right): Lincoln Hudson,
Independent Management Consultant, Anil K. Jain, Chairman, and
Kenneth A. Olsen, Secretary

APA OPTICS, INC.
2950 N.E. 84th Lane
Blaine, MN  55449
phone-612-784-4995
fax-784-2038
internet: http:\\www.apaoptics.com