Form 10KSB, Exhibit 13
period 1998-03-31
APA OPTICS INC /MN/
filed 1998-06-26
CIK 796505

APA Optics, Inc.  1998 Annual Report


    APA Optics, Inc. manufactures and markets advanced products for the fiber optic communications, optoelectronics and laser industries, including wavelength division multiplexed (WDM) components, ultraviolet (UV) detectors, Nitride epitaxial layers and custom optics.

    From its founding in 1979, the Company has focused on leading edge research in sophisticated optoelectronic and optical system areas with the primary goal of developing advanced products for subsequent marketing and fabrication.
APA Optics, Inc. currently manufactures WDM optical modulator components, offers a range of Gallium Nitride-based devices and services, and markets custom optics products.

    APA Optics, Inc. has its headquarters in Blaine, Minnesota, a suburb of Minneapolis, and operates an optoelectronics manufacturing center in Aberdeen, South
Dakota.



   Forward-looking statements contained herein are made pursuant to the safe harbor provisions of the Private Litigation Reform Act of 1995. These statements are based upon the Company's current expectations and judgments about future developments in the Company's business. Certain important factors could have a material impact on the Company's performance, including, without limitation, delays in or increased costs of production, delays in or lower than anticipated sales of the Company's new products, and other factors discussed from time to time in the Company's filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update such statements to reflect actual events.


     1998...FORGING AHEAD ON THE MARCH TO MANUFACTURING

              INTRODUCING PRODUCTS THAT PERFORM

   APA Optics moved ahead forcefully in the 1998 fiscal year and achieved its goals of bringing to market exceptional products that are in the forefront of optoelectronics technology. This watershed in marketing is in line with the Company's commitment to become a leading player in product development and fabrication for the fiber optic communications, optoelectronics and laser industries.
   Substantial forward steps were taken before the end of the fiscal year, March 31, 1998, and APA Optics is poised for continued progress, and growth, in sales and production. The achievements in fiscal 1998 encompass actions in the product development, manufacturing and marketing sectors.

Breakthroughs in Fiber Optic Communications
   "Ultra" WDM technology was introduced at OFC `98, the international fiber communications conference, held this year in the Silicon Valley city of San Jose, and APA Optics is now receiving orders for its sophisticated multiplexer components. The conference drew leaders from the optoelectronics and fiber communications industries worldwide.
   Dense Wavelength Division Multiplexing (DWDM) is taking the spotlight from wavelength division multiplexing among engineers in the fiber communications industry and APA Optics pushed the envelope further with its "ultra" DWDM technology. The "ultra" relates to channel spacing. The industry standard is 100 Gigahertz, but APA Optics has achieved 50 GHz spacing, a key technological consideration in developing WDM fiber optic communications networks, and has done so with low cross talk levels. (See DWDM discussion on page 4)
   This advanced WDM technology attracted wide industry interest and prompted initial sales of demonstration units. APA Optics management expects these and other related products to make a significant contribution to APA's future success.
   The fiber communications industry continues to see dramatic growth as the demand for telecommunications and data transfer expands year after year. There continue to be new applications in communications services and Internet accessing that build the need for greater and greater capacity. Industry observers see WDM technology playing a role in boosting speed on the Internet and in expanding cable TV options.

New GaN Products and Sales
   APA Optics is introducing a second offering in its Gallium Nitride (GaN) ultraviolet detector line, a product that is clearly superior to all competing entries in this Schottky detector category. This second APA detector is significantly improved, with performance that is 60 to 70 percent above the initial offering. The key is the capability of GaN to permit unprecedented levels of discrimination between ultraviolet light and sunlight. This "solar blind" characteristic helps create a UV-detector with exceptional value in flame sensing and other applications.

   The Company has now sold Schottky UV-detector qualifying units to some 15 to 20 customers. With the new product and others to come, APA sees this area as a substantial contributor to sales and product fabrication demand.

   APA Optics has a global reputation for its pioneering research on Nitride family minerals, materials that have great potential for application in the optoelectronic industry. Gallium Nitride is delivering important products today, but other Nitrides also offer great promise. (See
Base Materials section on page 7)

Manufacturing Activities
   Fabrication activity is underway at APA Optics' new manufacturing center in Aberdeen, South Dakota, and the facility is fulfilling its promise. Well staffed and well equipped, this optoelectronics plant is functioning smoothly and will be capable of handling substantial production demands.

   During fiscal 1998, Randy Bender, a native of Aberdeen, was named manager of the APA Optics manufacturing center in the South Dakota community. Production of both WDM modulator components and UV-detectors is planned at the Aberdeen fabrication center.

The Fiscal 1998 Year
   APA Optics reported a loss of $967,767 on revenues of $2,190,637 for the 1998 fiscal year, ended March 31, 1998.

   "I am pleased by our financial performance during this transition from being solely a research organization to the role of manufacturer and marketer of advanced products," said Anil K. Jain, president and CEO of APA. "Getting fabrication activities rolling and introducing two major products in a transitional year, while incurring a loss of less than $1 million, is an outstanding achievement."

    Overall revenues for the Company in fiscal 1998 were
down from the prior year, reflecting the Company's decision
to reduce its contract research volume in favor of
fabrication.   At the same time, the Company experienced
higher costs associated with the onset of manufacturing activity, as well as higher marketing expense.

    APA OPTICS ENDED THE FISCAL YEAR IN A SOUND FINANCIAL

  POSITION, WITH A CASH BALANCE AT YEAR END OF $5,184,215,

 COMPARED TO $3,875,205 AT THE END OF THE 1997 FISCAL YEAR.



   A LETTER TO SHAREHOLDERS

   I am pleased to report that after several years of strategic product development, market planning and facility construction, APA Optics, Inc. is now a full developer, fabricator and marketer of sophisticated optoelectronic products.

   Your Company set challenging goals for itself and has worked hard to accomplish them. First, APA wanted to create the most sophisticated products possible, make them proprietary and establish the facilities for product production. Then, the objective was to assemble the staff needed to fabricate and market these advanced products to the fiber optics communications and optoelectronics industries. All of these objectives have been met. The challenge for APA now is to market aggressively and to ensure that our production capability is in line with anticipated demand.

   APA Optics is now receiving orders for both of the major new products introduced before the end of fiscal 1998, the "ultra" DWDM modulator component and the Gallium Nitride-based Schottky UV detector. The detector is believed to be the first commercialized product ever to use Gallium Nitride as a base. APA is now bringing out its second GaN UV-detector, a device with performance that is far superior to any other UV detector in its class. The Company will utilize all of its patent-protected GaN technologies, developing additional products to meet the needs of industry. I see such product development activity as having vast overall potential for APA.

   The initial orders for our new WDM modulator reinforce the future of this major product marketing area at APA Optics. The Company has taken this technology a step further, creating the "ultra" Dense Wavelength Division Multiplexed (DWDM) modulator. APA Optics has seized leadership with its leading position on high channel spacing and low insertion loss. These are two of the major considerations in designing and building fiber optics communications systems. These technological advantages augur well for the Company's marketing efforts. The product development focus is now on units with 16, 32 or even higher channel capacities.

   In the manufacturing area, APA's new Aberdeen fabrication center is up to speed. This manufacturing center is operating smoothly and is ready to meet the production challenges of the future.

   As I cautioned earlier, losses were to be anticipated in connection with the Company's move toward a product emphasis. I am pleased to report that APA Optics accomplished its key objectives in redirecting the Company while experiencing a loss of less than $1 million. This is impressive, given the deliberate reduction in contract research activity. While the fiscal 1998 loss is not insignificant, it is understandable. The Company experienced the higher costs associated with staffing the Aberdeen facility and marketing efforts, but did not benefit from substantial production revenues. Losses can be anticipated until product sales and revenues rise to more satisfactory levels.

   The APA management has strived mightily to turn the Company in a new and more profitable direction. Much has been accomplished, but the final pieces involve bringing our marketing plans to fruition and gaining substantial product orders. I anticipate improved financial performance in forthcoming quarters.

   Thank you for your support during this transition. I believe the wisdom of these strategies will be demonstrated as APA heads to the new Millennium and beyond.

         Sincerely,



         Anil K. Jain

June 22, 1998






   THE EVOLUTION OF "ULTRA" DENSE WAVELENGTH DIVISION MULTIPLEXED TECHNOLOGY: A TALK WITH DR. TIM BOORD
   Q: Please tell us about the research origins of wavelength division multiplexed technology (WDM) at APA Optics.
   A:   APA's WDM work began with a U.S. Navy research
program where we had to identify an inexpensive way of providing laser sources for WDM use. So, initially, it started out with looking at just a single laser to obtain several wavelengths that could be used for WDM, but over the years, it evolved into a passive device, where we were using many different lasers. This is the approach taken by the telecommunications companies, but they needed ways to essentially combine all these different lasers onto one fiber at the transmitter end and then, at the receiver end, separate them out, each wavelength on a different fiber.
So, essentially there were several key aspects of this early work on the Navy device that were part of the approach to developing the commercial product we now have. As the work progressed, it focused more on the actual passive multiplexer and demultiplexer units.
   Currently, we have three WDM patents, and a fourth one is pending. As we have modified, and improved, our basic design to meet the developing system requirements for implementing DWDM technology, APA's patents have been extended to cover the new designs.

   Q: APA's WDM technology differs from that of most others in the industry. How does it work?
   A: We use diffraction gratings, a very finely ruled substream with a large number of parallel, evenly spaced grooves incorporated in the surface. When certain light beams are directed on the grooved surface, light is scattered into several specific angular directions. Each wavelength is sent in a different direction.
   Another approach used for WDM utilizes a very narrow band thin film filter. There are several companies offering a WDM product line based on the film filter approach. Reflectors fabricated in the core of an optical fiber are also being used to separate and combine several wavelength bands.

   Q:  You believe your technology has major advantages?
   A: Yes. We have fabricated and demonstrated a DWDM which can separate or recombine narrow wavelength bands which are spaced in frequency by as little as 50 Gigahertz, which is a wavelength spacing of 4 Angstroms. The DWDM wavelength grid established by the telecommunications industry uses narrow wavelength bands separated in frequency by 100 GHz, which is a wavelength spacing of 8 Angstroms. The telecommunications industry is looking towards future use of 50 GHz channel spacing and APA has already demonstrated this capability. Channel spacings of 50 GHz would be difficult to achieve and implement with a thin film filter approach.

   Q: Operationally, are there any limitations that arise from using the grating technology? Does it limit the type of material you can transmit on the channels?
   A: No. Our DWDM is best suited for systems that use a consecutive series of equally spaced wavelengths in the standard wavelength grid, and this is the approach that has been requested by users of WDM.

Q: Where do you think WDM is now? What is the status of implementation?
   A: One of the major long distance carriers has upgraded at least part of its telecommunications systems with DWDM capability within the last year. Based on the interest in DWDM at the 1998 Fiber Optics Components conference, I think more of the telecommunications industry is committed to upgrading the capacity of their systems through the use of DWDM.

   Q:  The old technology couldn't keep up?
   A: There is a limit to how much you can increase the information carrying capacity of a fiber optic link by electronic multiplexing. As the light beam is modulated faster, signal degradation increases due to dispersion over long transmission distances.
   With WDM, you can increase the number of wavelength bands from one to four, for example, and thereby increase the information carrying capacity by a factor of four. This is accomplished without the need to install new fiber or faster electronics.

   Q:  Where are you going now?
   A: System designers for the telecommunications industry are requesting more optical wavelength channels, so we are working on extending our approach to implement a DWDM with 48 channels. Also, we have received requests for integration of the DWDM with couplers, to provide monitoring and control capabilities. We are also considering offering a wider range of components for fiber optic communications by using integrated optics technology. Initially, these would be passive components. However, as the all optical systems comes closer to reality, APA will be a supplier of active components, as well.

   Q:  Will it ever slow down?
   A: It doesn't appear so. As system designers push for optical fiber links which offer data, voice and video communication, the need for information carrying capacity will keep increasing. DWDM is an accepted method of meeting this requirement for greater information carrying capacity.

   Q: How difficult is it to create this- is fabrication the challenge?
    A: The DWDM requires high quality optical components and has very tight assembly tolerances. However, APA Optics has been in the business of fabricating high quality, high precision optical components and systems for over 15 years.
   We currently are assembling the DWDM in a laboratory environment. But, we are working with a mechanical engineering consulting firm to ensure a package design which is both compatible with a more automated assembly process, and which is also more stable and reliable when exposed to anticipated environmental conditions.

   W. Tim Boord  Principal Investigator- APA Optics

   Dr. Boord played a crucial role in developing APA's WDM modulator for fiber optic communications systems. He headed the U.S. Navy-funded phase two program for a prototype demonstration of the modulator for future commercialization, following the success of phase one.
    Joining APA in 1984, Dr. Boord established its thin film coating design and fabrication capability and initiated the development of the integrated optic device design and fabrication program. Dr. Boord came to APA from Honeywell, Inc., where he was involved in R&D on solid state magnetic, optical and pressure sensors compatible with silicon integrated circuit processing. Earlier, he worked on thin film systems.
    Dr. Boord holds Ph.D and masters degrees in Physics from Case Western Reserve University and did his undergraduate work at Case Institute of Technology. He holds four patents concerning thin film processes and optical and magnetic devices. Dr. Boord also is the co-author of several patents at APA.



ABERDEEN MANUFACTURING CENTER IS UP AND RUNNING


   The 24,000 sq. ft. facility incorporates sophisticated equipment that can accommodate the microscopic tolerances and material layers used in photonics devices. The Aberdeen center also has a "clean room," which is supported by the most advanced air filtration and ventilating systems, together with laboratory and office space.

   Currently, production at the Aberdeen facility is focused on the Company's Gallium Nitride ultraviolet detectors and wavelength division multiplexed component products.

   Randy Bender, manager of the facility, said a strong team has been assembled in Aberdeen. In addition to the technical staff, Bender said "This plant was well-designed from the outset and that facilitates operations. I have been impressed by the performance of our systems."

   Bender, who joined APA Optics in March, has extensive experience in manufacturing management. Earlier assignments included plant planning and management for Sheldahl, Inc.
and Control Data Corporation.

   Dr. Jain said the Company is pleased to have the facility up and running, and particularly to be a part of the Aberdeen community.

   The facility was constructed with financial assistance provided by the Aberdeen Development Corporation and the State of South Dakota.

   "The Aberdeen facility was designed to meet the most exacting standards for manufacturing and we expect it to play a key role in the growth of APA Optics," said Dr. Jain.


FOCUS ON DIFFERING BASE MATERIALS, RARE MINERALS, LEADS TO
EXCEPTIONAL NEW OPTOELECTRONICS PRODUCTS

   A basic principle followed at APA Optics is to focus on research activities that offer the promise of marketable products within a foreseeable time period. For example, the Nitrides group at the Company is devoting its primary attention to identifying product ideas and devices that can be developed within three to six months. The goal is a three-month time span.

   Typifying this approach is APA's work on Gallium Nitride devices, such as the Schottky ultraviolet detector introduced last year. That innovative device was based on a long period of research on the use of Gallium Nitride (GaN) as a substrate material. This brought special, and important, qualities to this UV detector, in that GaN as a base material helps provide far greater ability to ignore daylight and focus on ultraviolet light.

    APA Optics is now introducing the second product in its Schottky UV detector line and others are in the pipeline.
UV detectors are categorized by A, B and C classes, and the Company will cover the spectrum. The key objective is to get the maximum yield out of the GaN wafer. In addition, fabrication procedures are being modified to further improve performance. This is expected to lead to increases in responsivity of 60 to 70 percent more than previously available.

   APA's president and chief executive officer, Anil K.
Jain, said the Nitrides research group is now working on products to be used in flame sensing applications by integrating the GaN devices with transistors.

The Company is recognized worldwide as a leader in research on Nitride family materials. These include Aluminum Gallium Nitride (AlGaN) and Indium Gallium Nitride (InGaN). Dr. Qisheng Chen, other Ph.D.'s and the rest of the scientists on APA's Nitrides team are considered authorities in this area and they speak frequently before technical groups on such topics and are published regularly in scientific journals.


Management's Discussion and Analysis--Results of Operations:

   Operating revenues for fiscal 1998 were $2,190,637, a decrease of 21 percent from operating revenues of $2,769,270 for fiscal 1997. This significant decrease is the result of decreased contract fees in fiscal 1998 ($1,950,844) as compared to fiscal 1997 ($2,581,005) associated with government contracts. It may be noted that the Company had record contract fees during fiscal 1997 as compared to prior fiscal years. For example, contract fees in fiscal year 1996 were $2,205,318. Contract revenues are down for two reasons. First, the Company started to emphasize the product development, manufacturing and marketing of its technology based products. Second, there was a temporary hold by the government on one of its main contracts, dating back to November 10, 1997. This product emphasis has also affected the Company's backlog of research contracts. The Company's backlog of uncompleted contracts was down to $1.2 million at March 31, 1998, as compared to $3.2 million at March 31, 1997. APA's product development efforts resulted in the start of operations at its Aberdeen facility, with the manufacture of Gallium Nitride-based ultraviolet detectors. The Company currently employs 10 persons in its Aberdeen, South Dakota production facility. The Company has sold some test units, but has not yet recorded significant revenues from Aberdeen.

   The Company is reporting a net loss of $967,767 ($.12 per share) for fiscal 1998, as compared to a net loss of $11,023 ($.00 per share) for fiscal 1997. The substantial increase in losses is due to the costs associated with the new production facility in Aberdeen, SD, and is reflected in the cost of sales figure, $901,538 in fiscal year 1998, as compared to $319,626 in fiscal year 1997. The Company also incurred significantly increased legal expenses in fiscal 1998, approximately $198,000 as compared to approximately $18,000 in fiscal 1997, due to certain litigation matters. As the government contract work continues to diminish, production will need to pick up in order to sustain the revenue base. The Company anticipates these losses may continue through fiscal 1999, depending upon the marketing and manufacturing of ultraviolet detectors and other products.

   Liquidity & Capital Resources:
   The Company's cash balance at March 31, 1998 is $5,184,215 compared to $3,875,205 at March 31, 1997. The increase in cash is attributable primarily to a draw on the South Dakota Bond agreement. The Company used its working capital to finance the Aberdeen facility during the construction period and was subsequently reimbursed from the South Dakota bond funds. Also, warrants outstanding from the Company's 1995 private placement were exercised, netting the Company in excess of $1.3 million. Most of the capital expenditures for fiscal year 1999 will be for equipment at the Aberdeen facility. The company will use the available funds on the South Dakota bond agreement and other debt agreements to finance the cost of approximately $1 million. The Company believes it has sufficient cash reserves for operations through fiscal 1999.

Common Stock Information
Common Stock Prices
       FY '98 High  Low     FY'97  High    Low
1st  Qtr      $6.50 $5.25          $6.25   $4.25
2nd Qtr        6.63  5.38           6.75    5.00
3rd  Qtr       9.25  6.13           5.75    4.25
4th  Qtr       8.00  5.50           5.87    4.37

The Common Stock of APA Optics, Inc. is listed on the quotation system of The NASDAQ Small-Cap Market under the symbol APAT. There were 372 shareholders of record on March
31, 1998. APA Optics, Inc. has not paid dividends on its common stock and does not anticipate doing so in the foreseeable future.


Balance Sheets
                                            March 31
1998                                  1997
Assets
Current assets:
 Cash and cash equivalents        $5,184,215  $3,875,205
 Accounts receivable                 236,284     355,981
 Inventories:
                               Raw materials11,965      1
5,666
          Work-in-process and finished goods145,156     1
32,697
 Prepaid expenses                     22,975      27,408
 Bond reserve funds                  131,667      70,000
Total current assets               5,732,262   4,476,957

Property, plant and equipment      2,702,887   2,107,755

Other assets:
 Bond reserve funds                  653,458   2,233,362
 Bond placement costs                260,012     308,012
 Other                               281,293     293,312
                                            1,194,763   2
,834,686

Total assets                      $9,629,912  $9,419,398



Liabilities and shareholders' equity
Current liabilities:
 Accounts payable               $     36,960    $ 59,210
 Accrued expenses                    123,437     118,216
 Current maturities of long-term debt226,385     158,021
Total current liabilities            386,782     335,447

Long-term debt                     3,383,267   3,670,983


Shareholders' equity:
 Undesignated shares; 5,000,000 shares authorized,
                                 none issued
 Common stock, $.01 par value:
  Authorized shares - 20,000,000
  Issued and outstanding shares - 8,512,274 in 1998;
    8,306,624 in 1997                 85,123
83,066
 Additional paid-in capital        9,657,028
8,244,423
 Accumulated deficit              (3,882,288           )
(2,914,521                                 )
Total shareholders' equity         5,859,863
5,412,968

Total liabilities and shareholders' equity$9,629,912
$9,419,398
See accompanying notes.



Statement of Operations

                                    Year ended March 31
                                 1998                  1997
Revenues:
 Net sales                $   239,793    $   188,265
Contract fees               1,950,844      2,581,005
2,190,637                            2,769,270
Costs and expenses:
 Cost of sales                901,538        319,626
Cost of contract fees       1,430,578      1,609,574
Research and development      338,615        374,604
Selling, general and administrative616,532          594,234
3,287,263                            2,898,038
 Loss from operations      (1,096,626)      (128,768)
Interest income               310,925        274,976
Interest expense             (181,066)      (156,231)
Loss before income taxes     (966,767)       (10,023)
Income taxes                    1,000          1,000
Net loss                $    (967,767)   $   (11,023)
Net loss per share
 Basic and diluted                $            (.12)$
-

Weighted average shares outstanding
 Basic and diluted          8,376,661      8,192,879

See accompanying notes.


Statement of Shareholders' Equity

                                     Additional
                        Common Stock Paid-In  Accumulated
                     Shares  Amount  Capital       Defic
it


Balance March 31, 19967,990,007$79,900$6,930,826     $
(2,903,498               )
 Stock options exercised, net2,000        203,605    -
 Warrants exercised 24,625     246    81,017        -
 Shares issued under private stock
  offering to Aberdeen Group,
  net of issuance costs289,9922,9001,197,100        -
 Warrants issued for services in
 connection with bond financing  -         -31,875   -
 Net loss                -       -         -  (11,023)
Balance March 31, 19978,306,62483,0668,244,423       (
2,914,521                )
 Stock options exercised, net3,500        357,871    -
 Warrants exercised202,150   2,022 1,343,861        -
 Warrants issued in lieu of debt
  service payments       -       -    60,873        -
 Net loss                -       -          (967,767)
Balance March 31, 19988,512,274$85,123$9,657,028     $
(3,882,288               )
See accompanying notes.



Statement of Cash Flows

                                            Year ended March
31                                      1998           1997
Operating activities
Net loss                      $    (967,767)  $   (11,023
) Adjustments to reconcile net loss to net cash
   (used in) provided by operating activities:
  Depreciation and amortization     426,362      457,173
Changes in operating assets and liabilities:
   Accounts receivable              119,697       50,871
Inventories                          (8,758)    (17,564)
   Costs in excess of billings on research contracts   -
210,658
   Prepaid expenses and other assets(31,548)     (26,921)
   Accounts payable and accrued expenses(17,029        )(
26,695                                    )
Net cash (used in) provided by operating activities(479,043)
636,499
Investing activities
Purchases of property and equipment(925,494)            (
1,347,358)
Net cash used in investing activities (925,494)(1,347,358)
Financing activities
Proceeds from sales of Common Stock1,353,789   1,284,888
Long-term debt proceeds                   -    3,520,000
Repayment of long-term debt        (158,479)    (135,996)
Bond placement costs                      -     (253,720)
Bond reserve funds               (1,518,237)  (2,085,417)
Net cash provided by financing activities2,713,547      2
,329,755

Increase in cash and cash equivalents1,309,010          1
,618,896
Cash and cash equivalents at beginning of year 3,875,205
2,256,309
Cash and cash equivalents at end of year$5,184,215      $
3,875,205

Supplemental disclosures of noncash investing
  and financing activities
Warrants issued for services in connection
  with bond financing                 $   -    $
31,875
Warrants issued in lieu of debt service payments
60,873                                -
See accompanying notes.



Notes to Financial Statements

1. Summary of Significant Accounting Policies

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

Cash Equivalents The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Investments classified as cash equivalents consist primarily of certificates of deposit. The market value of investments is based on quoted market prices which approximates cost.



1. Summary of Significant Accounting Policies (continued)

Inventories Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out
(FIFO) method for raw materials, actual cost for direct labor and average cost for factory overhead in work in process.

Property and Equipment Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the following estimated useful lives of the assets:
                                                       Years
      Building                     20
      Manufacturing equipment    7 - 10
      Tools                      3 - 7
      Office equipment           5 - 10
      Leasehold improvements       15

Bond Placement Costs Bond placement costs are amortized over 5 - 8 years.

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

Per Share Data The Company has adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share." Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented and, where appropriate, restated to conform to the Statement 128 requirements.

Impairment of Long-Lived Assets The Company records losses on long-lived assets in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

2. Accounts Receivable Accounts receivable includes $34,907 billed under retainage provisions of government contracts in 1998 ($40,309 in 1997).

3. Property, Plant and Equipment Property and equipment consists of the following:

                                            March 31
                                       1998         1997
 Land                         $     60,000$     60,000
 Building                        1,679,424   1,217,599
 Manufacturing equipment         3,665,116   3,218,627
 Tools                              88,092      88,092
 Office equipment                  186,621     185,448
 Leasehold improvements            536,447     536,447
                                 6,215,700   5,306,213
 Less accumulated depreciation   3,512,813   3,198,458
                                $2,702,887  $2,107,755




4.  Other Assets  Other assets include $221,000 at March 31,
1998 and 1997 representing premiums paid by the company on a life insurance policy owned by the Company's president.

5. Long-Term Debt  Long-term debt consists of the following:
                                            March 31
                                       1998       1997
 7% Minnesota Agricultural and Economic Development
                                             Board Bond, due
 in increasing serial maturities
 through fiscal year ending March 31, 2000, secured
 by manufacturing equipment       $  240,000 $345,000
 Debt associated with the production facility in Aberdeen,
 South Dakota                      3,369,6523,484,004
                                   3,609,6523,829,004
Less current maturities               226,385  158,021
 $3,383,267                       $3,670,983

In December 1989, the Company entered into a loan agreement with the Minnesota Agricultural and Economic Development Board to provide financing for the expansion of manufacturing facilities. At March 31, 1998 and 1997, the Company had on deposit with trustees $211,417 and $204,750 in reserve for future payments on these bonds of which $76,667 and $70,000 is held in escrow for the payment of current bond maturities. The loan agreement requires the Company to maintain certain minimum levels of net worth and to maintain certain income to outstanding debt ratios. The Company was out of compliance with these covenants in fiscal 1998. Such noncompliance does not constitute an event of default, but triggers further covenants under the loan agreement with which the Company is in compliance at March 31, 1998. The carrying value of the bonds approximates market value at March 31, 1998 and 1997.

In June 1996, the Company began construction of its new production facility in Aberdeen, South Dakota to fabricate wavelength division multiplexed modulators. As part of its financing of the facility, the Company has received economic assistance from the State of South Dakota Governor's Office of Economic Development and the Aberdeen Development Corporation (the parties) as follows:

  Proceeds:
      Bond financing for building construction and equipment
$1,895,000
     Low interest loans                       875,000
     Forgivable loans                         750,000
      Equity  investment of 288,992 shares of  common  stock
1,200,000
                                           $4,720,000

The  following is a summary of the outstanding debt at March
31 related to the Aberdeen facility:


                                       1998       1997
South Dakota Governor's Office of Economic Development
 and the Aberdeen Development Corporation Bond, 5% to
 6.75% due in various installments through 2016$ 1,895,000
 1,895,000
Low interest loans, 0% to 3% due in various installments
 through 2016                        785,525  839,004
Forgivable loans, 3% due in various installments
 through 2003                        689,127  750,000
 $3,369,652                       $3,484,004


5. Long-Term Debt (continued)

The forgivable loans are contingent upon employment levels at the facility meeting preset criteria. In exchange for any loans forgiven, the Company will issue warrants to purchase common stock of the Company based on the number of job credits earned by the Company in the twelve months divided by the exercise price. The exercise price shall be $4.00 per share for warrants issued as of June 23, 1997 and shall increase $1.00 per year thereafter through June 23, 2001. As of March 31, 1998, 12, 175 warrants have been issued for loans forgiven totaling $60,873. No warrants had been issued as of March 31, 1997. The carrying value of the low interest loans and forgivable loans approximates market at March 31, 1998 and 1997.

At March 31, 1998, the Company had on deposit with trustees $573,708 in reserve funds for current bond maturities of which $55,000 is held in escrow. At March 31, 1997, the Company had on deposit with trustees $2,098,612 in funds available for project costs. These funds are included in bond reserve funds in the accompanying balance sheets. The loan agreement requires the Company to maintain certain minimum levels of net worth and to maintain certain income to outstanding debt ratios. The Company was out of compliance with these covenants in fiscal 1998. Such noncompliance does not constitute an event of default, but triggers further covenants under the loan agreement with which the Company is in compliance at March 31, 1998. The carrying value of the bonds approximates market value at March 31, 1998 and 1997.



In   addition,  the  Company  has  available   $750,000   in
promissory notes to be used for the purchase of equipment in
the  new  facility.   There were no  outstanding  borrowings
under the notes at March 31, 1998 and 1997.

As partial payment of expenses related to the Aberdeen financing, the Company issued warrants to purchase 31,875 shares of the Company's common stock at an exercise price of $4.00 per share. The warrants expire in September 2000. The value assigned to the warrants of $31,875 has been capitalized as bond placement costs and is amortized over the life of the loan agreement.

As part of the Company's plan to construct this production facility, the city of Aberdeen, South Dakota gave the Company land with an approximate fair market value of $250,000. The gift was contingent upon the Company staying in the new building through June 23, 2002.

Interest paid during fiscal year 1998 and 1997 was $181,066 and $156,231, respectively.

Maturities of long-term debt are as follows (assuming no debt is forgiven): 1999 - $226,385; 2000 - $256,874; 2001 -
$138,525;  2002  - $376,501; 2003 - $576,354;  thereafter  -
$2,035,013.

6. Income Taxes As of March 31, 1998, the Company has net operating loss carryovers for federal income tax purposes of approximately $4,100,000 which expire in fiscal years 2001 to 2012 and $43,000 in research and development credits which can be used to offset federal income taxes. Credits will expire in fiscal years 2000 to 2005.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts used for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes are as follows:
                                             March 31
                                        1998      1997

 Net operating losses           $1,405,000  $1,037,000
 Depreciation                       11,000      54,000
 Research and development credits   43,000      43,000
 Other                              24,000      21,000
 Total deferred tax asset        1,483,000   1,155,000
 Less valuation allowance       (1,483,000) (1,155,000)
 Net deferred taxes       $              - $             -

Income tax expense consists of state taxes in 1998 and 1997.



7. Shareholders' Equity The Board of Directors may by resolution establish from the undesignated shares different classes or series of shares and may fix the relative rights and preferences of shares in any class or series.

8. Stock Options and Warrants In fiscal years 1998 and 1997, certain shareholders tendered 2,500 and 2,000 shares, respectively, of common stock as substantial payment for 6,000 and 4,000 shares, respectively, purchased upon exercise of their stock options.

Option activity is summarized as follows:
  Shares                 Weighted Average
  Available       Options  Exercise Price
  for Grant     Outstanding  Per Share
 Balance March 31, 1996236,338     10,000
  $ 3.94
  Additional shares reserved500,000    -
  -
  Granted        (75,000          )75,000
  5.19
  Exercised            -           (4,000        )
  3.50
 Balance March 31, 1997661,338     81,000
  5.20
  Additional shares reserved500,000    -
  -
  Granted        (25,000          )25,000
  6.19
  Exercised            -           (6,000        )
  4.22
  Canceled        70,000           (70,000       )
  5.19
 Balance March 31, 19981,206,338   30,000   $ 6.10


The Company has an incentive and non-qualified stock option plan for employees and has reserved an additional 500,000 shares for option grants at management's discretion.

The number of shares exercisable at March 31, 1998 and 1997 was 5,000 and 6,000, respectively, at a weighted average exercise price of $5.65 and $4.88 per share, respectively.

The weighted average fair value of options granted in 1998 and 1997 was $2.83 and $2.99 per share, respectively. The exercise price of options outstanding at March 31, 1998 ranged from $5.65 to $6.50 per share.

Pro forma information regarding net loss and net loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998 and 1997, respectively: risk-free interest rates ranging from 5.61% to 6.54%, volatility factor of the expected market price of the Company's Common Stock of .44 and .60 and a weighted-average expected life of the options of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value statement, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

8. Stock Options and Warrants (continued)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

1998                                    1997

     Pro forma net loss                 $(991,568)
$(16,249)
     Pro forma net loss per common share - basic and diluted
$(.12)                                  $ -


These pro forma amounts may not be indicative of future years' amounts since the Statement provides for a phase-in of option values beginning with those granted in fiscal
1996.

The following is a table of the warrants to purchase shares of the Company's Common Stock:

                   Warrants  Exercise Price   Expiration
                 Outstanding   per Share         Date

Balance at March 31, 1996415,000            $3.30 - $6.75
1996 - 2001
    Granted        31,875          4.00          2000
    Exercised     (24,625)         3.30          2001
    Expired       (20,375)         3.30          1996
Balance at March 31, 1997401,875             3.30 - 6.75
1999 - 2001
    Granted        12,175          5.00          2001
    Exercised    (202,150)     3.30 - 6.75   1999 - 2001
    Expired      (103,250)         6.75          1997
Balance at March 31, 1998108,650             3.30 -  6.95
1999 - 2001




9. Commitments The Company leases office and manufacturing facilities from a partnership whose two partners are major shareholders and officers of the Company. The lease agreement, classified as an operating lease, expires November 30, 1999 and provides for periodic increases of the rental rate based on increases in the consumer price index. Future minimum lease obligations under the lease as of March 31, 1998 are as follows:

Year ending March 31:
1999     $116,000                                     2000
77,000
                                           $193,000

Rental expense was $118,000 during each of the fiscal years ended March 31, 1998 and 1997, all of which was paid to the partnership.


10. Major Customer Several operating agencies of the U.S. Government account for more than 10% of the Company's net sales and contract fees. Total revenue from the agencies was $1,950,844 in 1998 and $2,581,005 in 1997 as follows:
         1998                              1997

  Air Force                                 20%   42%
  Army     25                                 22
  Navy   38                                   36
  ARPA  17                                    -
  Total 100                                  %100  %











REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
APA Optics, Inc.

We have audited the accompanying balance sheets of APA Optics, Inc. as of March 31, 1998 and 1997, and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of APA Optics, Inc. at March 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




Minneapolis, Minnesota
April 29,1998
Ernst & Young LLP




Annual Meeting     The Annual Meeting of Shareholders will
be held on August 19, 1998 at 3:30 PM at the Sheraton
Minneapolis Metrodome, 1330 Industrial Blvd., Minneapolis,
Minn.

Availability of Form 10-KSB     Shareholders may obtain,
exclusive of exhibits, a copy of the annual report to the Securities and Exchange Commission (Form 10-KSB) for the year ended March 31, 1998 by writing to the Company,
Attention: Corporate Secretary, APA Optics, 2950 84th Lane,
Blaine, MN  55449.

Stock Transfer Agent    Norwest Bank, 161 N. Concord
Exchange, So. St. Paul, MN  55075

Corporate Officers
Anil K. Jain, President and Treasurer
Kenneth A. Olsen, Vice President and Secretary
Randal J. Becker, Principal Accounting Officer

Counsel: Moss & Barnett, P. A.
     Minneapolis, Minnesota
Independent Auditors: Ernst & Young, LLP
Minneapolis, Minnesota
Investor Relations: The Wallace Group,
Eagan, Minnesota